SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Nuclear Indian Point 3, LLC
Bleakley Avenue and Broadway
Buchanan, New York 10511

This certificate is notice that Entergy Nuclear Indian Point 3, LLC, a Delaware corporation ("ENIP3"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note (the "Note") issued by ENIP3 pursuant to the terms of the October 18, 2000 Credit Agreement ("Agreement") as amended, between ENIP3 and Entergy Global, LLC ("EGLLC"), successor to Entergy Global Investments, Inc.

2.	Issue, renewal or guaranty: Renewal.
3.	Principal amount of the security: Not to exceed $20,000,000.00 at any time outstanding.
4.

Rate of interest per annum of each security:

EGLLC's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by EGLLC and notified to ENIP3, in each case, computed on the basis of a 365-day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.	Date of issue, renewal or guaranty of each security: October 18, 2005.
6.	If renewal of security, give date of original issue: October 18, 2000.
7.

Date of maturity of each security: Each advance shall mature at such time as provided in the Agreement or the promissory note, but in any event not later than October 18, 2007 ("Maturity Date"). The Maturity Date prior to amendment of the Credit Agreement was October 18, 2005.

8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Global, LLC, successor to Entergy Global Investments, Inc.
9.	Collateral given with each security, if any: None
10.	Consideration received for each security: The full principal amount of each advance.
11.

Application of proceeds of each security:

To be used by ENIP3 for any lawful business purposes, including to meet its expenses, or to make loans, equity investments or distributions to affiliated businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a.     the provisions contained in the first sentence of
        Section 6 (b):

b.     the provisions contained in the fourth sentence of
        Section 6 (b):

c.     the provisions contained in any rule of the
        Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding:

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

ENTERGY NUCLEAR INDIAN POINT 3, LLC BY: /s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer

Date: November 2, 2005